FEDERATED HERMES ETF TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

July 16, 2024

Mark Cowan

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:

FEDERATED HERMES ETF TRUST (the “Registrant”)

Federated Hermes MDT Large Cap Growth ETF (“LCGETF”)

Federated Hermes MDT Large Cap Value ETF (“LCVETF”)

Federated Hermes MDT Small Cap Core ETF (“SCCETF”)

Federated Hermes MDT Large Cap Core ETF (“LCCETF”)

(each a “Fund” and collectively, the “Funds”)

1933 Act File No. 333-258934

1940 Act File No. 811-23730

Dear Mr. Cowan:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (the “Staff”) provided on June 20, 2024, with respect to the Registrant’s Post-Effective Amendment No. 12 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 13 under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement with respect to the registration of the above-named Funds filed on April 30, 2024 (the “Registration Statement”).

The Registrant intends to file an amended Registration Statement reflecting the responses herein.

General Comments

1.	The Registrant is responsible for the accuracy and adequacy of its disclosure notwithstanding review by the Staff.
2.	The Registrant must file its responses on EDGAR no later than 5 business days before the effective date of the Registration Statement. It is requested that the Registrant provide a courtesy notification to the Staff upon EDGAR acceptance of the correspondence.
3.	The Registrant’s response must include the marked disclosure changes that the Registrant intends to make by either including specific pages of the Registration Statement with the correspondence or by clearly indicating the revised disclosure in the correspondence.
4.	Please note that where a comment is made in one section or in one Fund such comment should be addressed in all other sections and Funds where it applies in the Registration Statement.

RESPONSE:

The Registrant will respond as requested.

Prospectus Summary Sections and Statutory Prospectus Sections (All Funds)

COMMENT 1. Prospectus – Cover Page

In the first sentence on the cover page of each Fund (immediately under “A Portfolio of Federated Hermes ETF Trust”), please revise and clarify the disclosure to be consistent with disclosure in the investment strategy.

RESPONSE:

The Registrant will revise this disclosure for each Fund as follows (deletions stricken and additions bold and underlined, as applicable):

LCGETF:

“A fund seeking long-term capital appreciation by investing primarily in common stocks of large capitalization (large-cap) ~~large-sized~~ U.S. companies with higher forecasted growth values relative to the market.

LCVETF:

“A fund seeking to provide long-term capital appreciation by investing primarily in common stocks of large capitalization (large-cap) ~~large cap~~ U.S. companies undervalued relative to the market.

SCCETF:

A fund seeking long-term capital appreciation by investing primarily in common stock of small capitalization (small-cap) U.S. companies.

LCCETF:

A fund seeking long-term capital appreciation by investing primarily in the common stock of large capitalization (large-cap) U.S. companies.

COMMENT 2. Prospectus - Risk/Return Summary: Fees and Expenses

Please delete Footnote 1 to the Fee Table, as it is neither permitted nor required by Form N-1A.

RESPONSE:

Respectfully, the Registrant believes that the presentation of the approved but inactive Rule 12b-1 Fee (“Dormant Fee”) in each Fund’s respective footnote is consistent with Instruction 3(d)(i) to Item 3 of Form N-1A and is material information for Fund investors. The Funds do not, and cannot, include the Dormant Fee in the Fee Table itself.

In fairness to investors, the Registrant believes that it is important to identify the following in a footnote that: (1) the Dormant Fee has been approved by the Registrant’s Board of Trustees (“Board”); (2) provides the maximum allowable fee amount, as applicable; and (3) discloses that the Dormant Fee is not currently being charged and will not be incurred or charged until approved to be activated by the Board. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 3. Prospectus - Risk/Return Summary: Fees and Expenses Example

The Staff notes the following disclosure in the second introductory paragraph:

“The Example also assumes that your investment has a 5% return each year and that operating expenses remain the same.”

Please revise this disclosure to state that the Example numbers reflect the application of the fee waiver and expense limitation shown in the fee table, or disclose that the Example numbers are shown without taking the fee waiver and expense limitation into account.

RESPONSE:

The Registrant confirms that the Example numbers for the Funds do not include fee waivers or expense reimbursements and are based on gross expenses.

The Registrant will revise the second introductory paragraph of the Example as shown below (additions bold and underlined):

“The Example assumes that you invest $10,000 for the time periods indicated and then redeem or hold all of your Shares as the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The expenses used to calculate the Fund’s Example do not include fee waivers or expense reimbursements. Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:”

COMMENT 4. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

The Staff notes that for each Fund, the strategy disclosure should clarify whether the investment universe for each Fund relates exclusively to the securities in each Fund’s index (for example the Russell 1000® Growth Index) or whether the investment universe for each Fund includes securities not included in its index.

The Staff raises this question because each Fund includes inconsistent disclosures that appear to indicate that each Fund is not managed exclusively to its index. For example, phrases such as “some,” “primarily,” and “include but are not limited to” are used. Please consider clarifying to what types of investments these phrases refer.

RESPONSE:

The Registrant confirms that none of the Funds intend to operate as index funds and each Fund maintains the flexibility to invest in securities that are outside of the respective index referenced in its principal investment strategies. The Registrant believes that each Fund’s investment strategies are clear on this point by consistently using the noted language and other similar language and as each Fund clearly states in its principal investment strategies that it is not designed to track the overall composition of the noted index. In addition, the Registrant notes that Instruction 3 to Item 9(b)(1) of Form N-1A states that a negative strategy is not a principal investment strategy. Accordingly, the Funds do not describe their strategy to not invest exclusively in the noted indices. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 5. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

In the first sentence of each Fund’s investment strategy, please delete the word “primarily” and align the statement with each Fund’s 80% policy.

RESPONSE:

The Registrant notes that each Fund’s 80% policy is clearly described in a standalone paragraph within the investment strategies. The first sentence of each Fund’s investment strategy is not intended to serve as a restatement or shortened discussion of the Fund’s 80% policy and accurately describes the principal investment strategies of the Fund. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 6. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

In alignment with Comment 4, above, the Staff notes disclosures in each Fund’s investment strategy referencing language that is not clear on each Fund’s intended investments. For example, phrases such as “most of” and “include but are not limited to” should be deleted and more definitive investment statements should be made.

RESPONSE:

Please refer to the Registrant’s response to Comment 4 above.

COMMENT 7. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

The Staff requests that the Registrant proofread and closely review the strategies of each Fund to address and clarify defined terms, correct typos, correct missed words and ensure overall disclosure consistency, as applicable, in each Fund.

RESPONSE:

The Registrant will respond as requested.

COMMENT 8. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

The Staff notes disclosure in each Fund describing its investment strategy to employ a quantitative model. For example:

“The Adviser implements its strategy using a quantitative model driven by fundamental and technical stock selection variables, including relative value, profit trends, capital structure and price history.”

Please further explain and clarify these criteria in plain English and customize the disclosure for each of the Funds.

RESPONSE:

The Registrant will revise the noted disclosure as shown below (deletions stricken):

“The Adviser implements its strategy using a quantitative model driven by fundamental and technical stock selection variables~~, including relative value, profit trends, capital structure and price history~~.”

In addition, the Registrant does not believe it is appropriate to customize this disclosure for each Fund, as this could imply four different quantitative models are being used. The same quantitative model process is applied to each Fund, and the customization and differences between the Funds reflect the differences in the universe of securities in which each Fund invests as already otherwise described by the principal investment strategies.

COMMENT 9. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

The Staff notes disclosure in each Fund’s investment strategies regarding its 80% investment policy. Please revise each Fund’s 80% investment policy to clarify that each Fund’s 80% investment policy will only be satisfied with investments in large or small capitalization companies, as applicable, rather than as a mix of capitalization and growth or value characteristics.

RESPONSE:

The Registrant notes it drafted each Fund’s 80% investment policy to comply with the recent amendments (“Amendments”) to Rule 35d-1 of the 1940 Act in advance of the December 2025 compliance date for the Amendments.

Under the Amendments, a fund’s name is misleading if the name includes terms suggesting that a fund focuses its investments in issuers who have, particular characteristics (e.g., a name with the terms such as “growth” or “value”); a particular type of investment or investments; a particular industry or group of industries; or particular countries or geographic regions unless the fund adopts a policy to invest, under normal circumstances, at least 80% of the value of its assets in investments in accordance with the investment focus that the fund’s name suggests.

The names of both LCGETF and LCVETF contain both a particular type of investment (equity securities) and particular characteristics (large capitalization growth and large capitalization value, respectively). Accordingly, the Registrant has drafted each Fund’s 80% policy to state that such Fund will “invest its assets so that at least 80% of its net assets (plus any borrowings for investment purposes) are invested in a mix of large-cap and [growth or value] investments,” as applicable.

The Registrant notes this approach is consistent with the discussion on pages 49-50 of the adopting release for the Amendments which states:

“Where a fund’s name suggests an investment focus that has multiple elements, the fund’s 80% investment policy must address each of those elements. For instance, a fund with a name that references two or more distinct investment focuses (e.g., “XYZ Technology and Growth Fund”) could have an investment policy that provides that each security included in the 80% basket must be in both the technology sector and meet the fund’s growth criteria. Alternatively, such a fund could instead have an investment policy that provides that 80% of the value of the fund’s assets will be invested in a mix of technology investments and growth investments, with some technology investments, some growth investments, and some investments in both of these categories, with no minimum or maximum investment requirements specified for either category.” (emphasis added)

Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 10. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

In each Fund’s investment strategy, the Staff notes disclosure purporting to define securities contained in each Fund’s index. Please consider replacing phrases such as “similar to companies contained in the Index” with “within the range of the companies contained in the Index” or more definitive statements.

RESPONSE:

The Registrant will revise each Fund’s 80% investment policy as follows (deletions stricken and additions bold and underlined, as applicable):

LCGETF:

The Fund will invest its assets so that at least 80% of its net assets (plus any borrowings for investment purposes) are invested in a mix large-cap and growth investments. For purposes of this policy, large-cap ~~and growth~~ investments will be defined as companies with market capitalizations ~~or growth characteristics, as applicable, similar to~~ within the range of companies in the Russell 1000® Growth Index, and growth investments will be defined as companies with growth characteristics that meet the applicable parameters for inclusion in the Russell 1000® Growth Index.

LCVETF:

The Fund will invest its assets so that at least 80% of its net assets (plus any borrowings for investment purposes) are invested in a mix of large-cap and value investments. For purposes of this policy, large-cap ~~and value~~ investments will be defined as companies with market capitalizations ~~or value characteristics, as applicable, similar to~~ within the range of companies in the Russell 1000® Value Index, and value investments will be defined as companies with value characteristics that meet the applicable parameters for inclusion in the Russell 1000® Value Index.

SCCETF:

The Fund will invest its assets so that at least 80% of its net assets (plus any borrowings for investment purposes) are invested in small companies. For purposes of this policy, small companies will be defined as companies with market capitalizations ~~similar to~~ within the range of companies in the Russell 2000® Index.

LCCETF:

The Fund will invest its assets so that at least 80% of its net assets (plus any borrowings for investment purposes) are invested in large-cap companies. For purposes of this policy, large-cap companies will be defined as companies with market capitalizations ~~similar to~~ within the range of companies in the Russell 1000® Index.

COMMENT 11. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

The Staff notes the following sample disclosure in the Funds:

“The Fund will notify shareholders at least 60 days in advance of any change in its investment policies that would enable the Fund to normally invest less than 80% of its net assets (plus any borrowings for investment purposes) in a mix of large-cap and growth investments.”

Please delete the phrase “that would enable the Fund” regarding the 60-day advance shareholder notification requirement.

RESPONSE:

The Registrant will respond as requested for all the Funds.

COMMENT 12. Prospectus - Risk/Return Summary: Performance” Bar Chart and Table

The Staff requests that each Fund supplementally confirm which broad-based securities market index each Fund intends to use.

RESPONSE:

The Registrant confirms the following broad-based securities market index (“BBSMI”) and secondary index (“Secondary”) that will be used for each Fund:

LCCETF

BBSMI: Russell 3000 Index®
Secondary: Russell 1000 Index®

LCGETF

BBSMI: Russell 3000 Index®
Secondary: Russell 1000 Growth Index®

LCVETF

BBSMI: Russell 3000 Index®
Secondary: Russell 1000 Value Index®

SCCETF

BBSMI: Russell 3000 Index®
Secondary: Russell 2000 Index®

COMMENT 13. Prospectus - What are the Fund’s Investment Strategies?

In each Fund’s investment strategy, please provide more details about the stock selection factors and how they may be prioritized or weighted in terms of security selection.

“The adviser implements its strategy using a quantitative model driven by fundamental and technical stock selection variables, including relative value, profit trends, capital structure and price history.”

RESPONSE:

As noted in response to Comment 8 above, the Registrant will strike the list of specific factors from each Fund’s investment strategies. Supplementally, the Registrant confirms that the Funds’ Adviser does not place a particular value or weight on any of its stock selection factors in its decision making progress, but instead evaluates securities utilizing combinations of factors unique to each company under review.

COMMENT 14. Prospectus – What are the Fund’s Investment Strategies?

In each Fund’s investment strategy, the Staff recommends removing the word “largely” in the sentence stating the universe of companies in which it invests. See the following sample disclosure:

“Because the Fund invests in companies that are defined ~~largely~~ by reference to the Russell 1000® Growth Index, the market capitalization of companies in which the Fund my invest will vary with market conditions.”

RESPONSE:

The Registrant will revise this disclosure for each Fund in line with the following (deletions stricken and additions bold and underlined, as applicable):

“Because the Fund primarily invests in companies that are defined ~~largely~~ by reference to the Russell 1000® Growth Index, the market capitalization of companies in which the Fund my invest will vary with market conditions.”

COMMENT 15. Prospectus – Risk/Return Summary: What are the Fund’s Main Investment Strategies? All Funds

The Staff suggests using the below two sentences from the second paragraph of the summary strategy of the LCVETF to structure all four funds disclosure regarding the use of the Russell Indices.

“The Fund considers large-cap companies to be those of a size similar to companies listed in the Russell 1000® Value Index. As of March 31, 2024, companies in the Russell 1000® Value Index ranged in market capitalization from $0.3 billion to $0.9 trillion. As more fully described in this Prospectus, the Fund’s investments primarily include the following…”

RESPONSE:

The Registrant will respond as requested.

Prospectus Summary Sections and Statutory Prospectus Sections

(Certain Funds as Indicated)

COMMENT 16. Prospectus – Risk/Return Summary: What are the Fund’s Main Investment Strategies? (SCCETF)

In the first sentence of the summary investment strategy please change “small U.S. companies” to “small-capitalization (small-cap) U.S. Companies.”

In addition, please add disclosure confirming that the Fund considers the small-cap companies in which it will invest to be those that align with its index.

RESPONSE:

The Registrant will respond as requested.

COMMENT 17. Prospectus – Risk/Return Summary: What are the Fund’s Main Investment Strategies? (LCCETF)

The cover page narrative is missing the reference to large-cap before “common stock of U.S. companies.”

RESPONSE:

The Registrant will respond as requested. Please see response to Comment 1.

COMMENT 18. What are the Fund’s Main Investment Strategies? (LCCETF)

The Staff notes the Fund will invest in securities that comprise the Russell 1000® Index for large companies. The Staff believes the capitalization range as disclosed is not correct and should be verified or revised. For example, please specify or narrow the universe of the Russell 1000® Index companies in which the Fund would invest by specifying a cap range in the disclosure that raises the minimum range or consider having the Fund invest in both large and mid-cap companies.

Please also verify the capitalization ranges disclosed for each of the Funds and revise as necessary.

RESPONSE:

Rule 35d-1(a)(2)(iii) requires that “Any terms used in the fund's name that suggest that the fund focuses its investments as described in paragraph (a)(2)(i) of this section are consistent with those terms' plain English meaning or established industry use.”

The Russell 1000® Index (the “Index”) factsheet promulgated by FTSE Russell, the independent index provider, states the Index “measures the performance of the large-cap segment of the US equity universe. It is a subset of the Russell 3000® Index and includes approximately 1,000 of the largest securities based on a combination of their market cap and current index membership.… The Russell 1000® Index is constructed to provide a comprehensive and unbiased barometer for the large-cap segment.”

The Registrant believes that the Index is an appropriate reference point for an established industry use of “large capitalization,” and that the Fund’s name is not misleading by defining its 80% policy for large capitalization by reference to the capitalization range reflected in the Index. This definition of large capitalization is consistent with the below guidance from pages 34-35 of the adopting release for the Amendments to Rule 35d-1:“The amended rule provides fund managers with flexibility to ascribe reasonable definitions for the terms used in a fund’s name and flexibility to determine the specific criteria the fund uses to select the investments that the term describes.92 We understand that different funds and various third-party data providers may use different definitions for the same term in order to best reflect a particular investment strategy. The amended rule is designed for funds to retain reasonable discretion in establishing their 80% investment policies, which allows funds to implement nuanced and innovative investment strategies.93 We also appreciate, for many terms, there will be various reasonable means of implementing an 80% investment policy that incorporates a definition or understanding of terminology that differs from another fund whose name incorporates the same terminology. For example, different funds may have “growth” in their name, and each of these funds may have portfolio managers who have different approaches to selecting investments that have growth characteristics. In such circumstances, two funds would naturally have different policies that reflect their portfolio managers’ distinct approaches to growth investing. In this example, each of these funds would describe to investors how it defines “growth,” provided the definitions are consistent with the term’s plain English meaning or established industry use, and then invest 80% of their investments in accordance with their description.94” (emphasis added)

Therefore, the Registrant respectfully declines to make any changes in response to this comment.

Statement of Additional Information (All Funds)

COMMENT 19. Statement of Additional Information - Investment Objective (And Policies) and Investment Limitations – Non-Fundamental Names Rule Policy

The Staff notes the following sample disclosure in reference to Comment 11, above:

“The Fund will notify shareholders at least 60 days in advance of any change in its investment policies that would enable the Fund to normally invest less than 80% of its net assets (plus any borrowings for investment purposes) in a mix of large-cap and growth investments.”

Please delete the phrase “that would enable the Fund” in each Fund regarding the 60-day notification period to shareholders.

RESPONSE:

The Registrant will respond as requested for all the Funds.

Part C – Additional Information

COMMENT 20. Part C – Item 28 (i)(4)

Please confirm that the Form of Opinion and Consent of Counsel as to the Legality of Shares being Registered for each of the Funds will be filed as executed in conformed format in the Registrant’s amended Registration Statement filing.

RESPONSE:

The Registrant will respond as requested.

Questions on this letter or requests for additional information may be directed to me at (724) 720-8834 or Julie.Meyers@FederatedHermes.com.

Very truly yours,

/s/ Julie Meyers
Julie Meyers
Senior Paralegal